Fifth Street Finance Corp.
777 West Putnam Avenue
3rd Floor
Greenwich, CT 06830

February 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Fifth Street Finance Corp. Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp., a Delaware corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1. a Certificate of the Secretary of the Company containing the resolutions of its Board of Directors approving the amount, type, form and coverage of the Fidelity Bond (as defined below) and a statement as to the period for which premiums have been paid (attached as **Exhibit A**);

2. a copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries by and the among Company and Fifth Street Senior Floating Rate Corp. ("FSFR") (attached as **Exhibit B**);

3. a statement showing the amount of a single insured bond, which each of the Company and FSFR would have been required to provide and maintain had each of the Company and FSFR not been named as a joint insured under the Fidelity Bond (attached as **Exhibit C**); and

4. a copy of the joint fidelity bond covering the Company and FSFR (the "Fidelity Bond") (attached as **Exhibit D**).

Please do not hesitate to contact me at (203) 681 – 3600 if you have any questions regarding this filing.

Very truly yours,

/s/ Steven M. Noreika

Steven M. Noreika
Chief Financial Officer

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Kerry S. Acocella, Chief Compliance Officer and Secretary of Fifth Street Finance Corp., a Delaware corporation (the "<u>Company</u>"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "<u>SEC</u>") in connection with the filing of the Company's joint fidelity bond (the "<u>Bond</u>") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"), and the SEC is entitled to rely on this certificate for purposes of the filing.
2. The undersigned is the duly elected, qualified and acting Chief Compliance Officer and Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.
3. Attached hereto as **Annex A** is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, as such term is defined under the 1940 Act, approving the amount, type, form and coverage of the Bond.
4. Premiums have been paid for the period January 17, 2016 to January 17, 2017.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of February, 2016.

/s/ Kerry S. Acocella
Kerry S. Acocella
Chief Compliance Officer & Secretary

Resolutions of the Board of Directors of Fifth Street Finance Corp.

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the *"1940 Act"*), and Rule 17g-1(a) thereunder, require a business development company (*"BDC"*), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a *"covered person"*); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, <u>or</u> (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the *"Non-Interested Directors"*), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company or its affiliates may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company or its affiliates (excluding Fifth Street Asset Management Inc.) and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by **National Union Fire Insurance Company of Pittsburgh, PA.** or a similarly-related insurer having an aggregate coverage of **$5 million** (the *"Fidelity Bond"*) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board of Directors of the Company and by a majority of the Non-Interested Directors (voting separately); and

FURTHER RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that after having given due consideration to, among other things, the number of other parties insured under the Fidelity Bond, the nature of the business activities of those other parties, the amount of the Fidelity Bond and the extent to which the share of the premium allocated to the Company under such Bond is less than the premium the Company would have had to pay had it maintained a single insured fidelity bond, each of the Board of Directors and the Non-Interested Directors (voting separately) hereby approves the share of the premium to be allocated to the Company for the Fidelity Bond, which is based upon its proportionate share of the sum of the premiums that would have been paid if the Fidelity Bond coverage had been purchased separately; and

FURTHER RESOLVED, that, in the event that any recovery is received under the Fidelity Bond as a result of a loss sustained by the Company and also by any other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1.

AGREEMENT REGARDING THE ALLOCATION OF FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of February 9, 2016, by and among Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp. (each, an "Insured," and together, the "Insureds"), each acting on behalf of itself and is effective as of January 17, 2016.

WHEREAS, each Insured is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the "Bond"); and

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:
    a. First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and
    b. Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.
2. The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

FIFTH STREET FINANCE CORP.

By   /s/ Steven M. Noreika
Name: Steven M. Noreika
Title: Chief Financial Officer

FIFTH STREET SENIOR FLOATING RATE CORP.

By   /s/ Steven M. Noreika
Name: Steven M. Noreika
Title: Chief Financial Officer

EXHIBIT C

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 of the Investment Company Act of 1940, as amended, for the parties insured under National Union Fire Insurance Company of Pittsburgh, Pennsylvania Bond No. 06-485-64-54. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value (as of September 30, 2015) (000s)		Required Limit	
Fifth Street Finance Corp.	$	2,585,657	$	1,900,000
Fifth Street Senior Floating Rate Corp.	$	697,710	$	900,000
	Total Limit:		$	2,800,000

The limit under the current bond is $5,000,000. Therefore, according to these calculations, the bond amount is sufficient to meet the requirements of Rule 17g-1.

Sincerely,

/s/ Kerry S. Acocella

Kerry S. Acocella
Chief Compliance Officer & Secretary

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 06-485-64-54   REPLACEMENT OF POLICY NUMBER: 02-602-80-58

INVESTMENT COMPANY BLANKET

BOND DECLARATIONS:

ITEM 1.   Name of Insured (herein called Insured):   **FIFTH STREET FINANCE CORP.**

Principal Address: **777 WEST PUTNAM AVE,**
3RD FLOOR
GREENWICH, CT 06830

ITEM 2. Bond Period: from **12:01 a.m. January 17, 2016** to **January 17, 2017** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.   Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-Fidelity	$5,000,000	$0
Insuring Agreement (B)-Audit Expense	$25,000	$5,000
Insuring Agreement (C)-On Premises	$5,000,000	$50,000
Insuring Agreement (D)-In Transit	$5,000,000	$50,000
Insuring Agreement (E)-Forgery & Alteration	$5,000,000	$50,000
Insuring Agreement (F)-Securities	$5,000,000	$50,000
Insuring Agreement (G)-Counterfeit Currency	$5,000,000	$50,000
Insuring Agreement (H)-Stop Payment	$25,000	$5,000
Insuring Agreement (I)-Uncollectible Items of Deposit	$25,000	$5,000
Optional Insuring Agreements and Coverages:		
Insuring Agreement (J)-Computer Systems	$5,000,000	$50,000
Insuring Agreement (K)-Unauthorized Signatures	$25,000	$5,000
Insuring Agreement (L)-Automated Phone System	$5,000,000	$50,000
Insuring Agreement (M)-Telefacsimile Transfer	$5,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

41205 (04/95)   1

ITEM 4.   Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **No Exceptions**

ITEM 5.   The liability of the Underwriter is subject to the terms of the following riders attached thereto: Rider No. # 1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17, and #18

ITEM 6.   The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 02-602-80-58 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM 7.   Premium: **$19,931**

IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT
National Union Fire Insurance
Company of Pittsburgh, Pa.



_____
SECRETARY
National Union Fire Insurance
Company of Pittsburgh, Pa.

_____
AUTHORIZED REPRESENTATIVE

_____ _____ _____
     COUNTERSIGNED   **DATE**   **COUNTERSIGNATURE**
     AT

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

1204347

41205 (04/95)   3

ENDORSEMENT# *1*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to ***FIFTH STREET FINANCE CORP.***

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

NOTICE OF CLAIM
(REPORTING BY E-
MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

    c-claim@AIG.com

    Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

    In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

    (a)   "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

    (b)   "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

    (c)   "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 001

99758 (8/08)   Page 1 of 1

<u>**ENDORSEMENT# 2**</u>

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**CONNECTICUT
CANCELLATION/NONRENEWAL
AMENDATORY ENDORSEMENT**

Wherever used in this endorsement: 1) "we", "us", "our", and "Insurer" mean the insurance company which issued this policy; and 2) "you", "your", "named Insured", and "Insured" mean the Named Corporation, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; and 3) "Other Insured(s)" means all other persons or entities afforded coverage under the policy.

The cancellation condition is deleted in its entirety and replaced by the following:

A.   CANCELLATION

    1.   The Named Insured may cancel this policy by mailing or delivering to the Insurer advance written notice of cancellation.

    2.   Cancellation of policies in effect for less than sixty (60) days.

        a.   If this policy has been in effect for less than sixty (60) days and is not a renewal of a policy the Insurer issued, the Insurer may cancel this policy for any reason by giving the Insured written notice of cancellation at least:

            (1)   Ten (10) days before the effective date of cancellation if the Insurer cancels for nonpayment of premium; or
            (2)   Thirty (30) days before the effective date of cancellation if the Insurer cancels for any other reason.

        b.   Notice of cancellation will state the reasons for cancellation.

    3.   Cancellation of policies in effect for sixty (60) days or more.

        a.   If this policy has been in effect for sixty (60) days or more or this is a renewal of a policy the Insurer issued, the Insurer may cancel this policy by giving the Named Insured written notice of cancellation at least:

            (1)   Ten (10) days before the effective date of cancellation if the Insurer cancels for one or more of the following reasons:

                (a)   Nonpayment of premium;

END 002

        (b)   Conviction of a crime arising out of acts increasing the hazard insured against;

        (c)   Discovery of fraud or material misrepresentation by the Named Insured or Other Insured(s) in obtaining the policy or in perfecting any claim under the policy;

        (d)   Discovery of any willful or reckless act or omission by the Named Insured or Other Insured(s) increasing the hazard insured against; or

        (e)   Determination by the Commissioner that continuation of policy would violate/place the Insurer in violation of the law;

    (2)   Sixty (60) days before the effective date of cancellation if the Insurer cancels for:

        (a)   Physical changes in the property which increase the hazard insured against;

        (b)   Substantial loss of reinsurance by the Insurer affecting this line of insurance; or

        (c)   A material increase in the hazard insured against.

  b.   The Insurer may not cancel policies in effect for sixty (60) days or more or renewal policies for any reason other than the reasons described in Paragraph 3.a. above.

4.   At least ninety (90) days advance notice of cancellation will be given for any professional liability policy.

5.   The Insurer will give notice to the Insured at the Insured's last mailing address known to the Insurer, sent by registered or certified mail, or mail evidenced by a United States Post Office certificate of mailing, or delivered by the Insurer to the Named Insured by the required date.

6.   Notice of cancellation will state the effective date of cancellation. The policy period will end on that date.

7.   If this policy is cancelled, the Insurer will send the Named Insured any premium refund due. If the Insurer cancels, the refund will be pro rata. If the Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if the Insurer has not made or offered a refund. Notice of Cancellation will state that the excess premium (if not tendered) will be refunded on demand.

8.   The Commissioner of Insurance will receive written notification at least sixty (60) days prior to the cancellation of a contractual policy that is used with warranty products.

B.   **NONRENEWAL**

  1.   If the Insurer decides not to renew this policy the Insurer will mail or deliver to the Insured a written notice of nonrenewal, stating the

END 002

reason for nonrenewal, at least sixty (60) days before the expiration date of this policy. The notice will be sent to the address of the Named Insured last known to the Insurer .

2.   At least ninety (90) days advance notice of nonrenewal will be given for any professional liability policy.

3.   This notice will be delivered or sent by:

    (a)   Registered mail;
    (b)   Certified mail; or
    (c)   Mail evidenced by a certificate of mailing.

    If notice is mailed, proof of mailing is sufficient proof of notice.

4.   However, the Insurer is not required to send this notice if nonrenewal is due to non-payment of premium, or to the Named Insured's failure to pay any advance premium required for renewal.

All other terms, conditions and exclusions shall remain the same.



AUTHORIZED REPRESENTATIVE

END 002

ENDORSEMENT# 3

This endorsement, effective   **12:01 am   January 17, 2016**   forms a part of
policy number   **06-485-64-54**
issued to   **FIFTH STREET FINANCE CORP.**

by   **National Union Fire Insurance Company of Pittsburgh, Pa.**

COMPUTER SYSTEMS INSURING AGREEMENT (J)

In consideration of the premium charged the bond is amended as follows:

I.

The bond is hereby amended by adding Insuring Agreement (J) to the bond as follows:

(J)   COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of Electronic Data or Computer Program into, or

(2)   change of Electronic Data or Computer Program within

any Computer Systems operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement A of this bond;

provided that the entry or change causes

(i)   property to be transferred, paid or delivered,

(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)   an unauthorized account or a fictitious account to be debited or credited.

II.

For the purpose of the coverage afforded by this Insuring Agreement, the following definitions shall be added to the policy:

"Fraudulent Entry" or "Fraudulent Change" shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

MNSCPT   *END 3*

This endorsement, effective *12:01 am* *January 17, 2016* forms a part of
policy number *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(b) on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearinghouse;

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

"Computer Systems" means:

1) computers with related peripheral components, including storage components wherever located,

2) systems and applications software,

3) terminal devices, and

4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

"Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

"Tested" means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

"Internet" means worldwide public network of computers, which are commonly referred to as the "internet".

<p style="text-align:center">III.</p>

For the purpose of the coverage afforded by this Insuring Agreement, the following exclusions shall be added to the policy:

A.   loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

B.   loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

C.   loss resulting directly or indirectly from

　　　1)   mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

　　　2)   failure or breakdown of electronic data processing media, or

　　　3)   error or omission in programming or processing;

D.   loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

E.   loss resulting directly from the theft of confidential information

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   **National Union Fire Insurance Company of Pittsburgh, Pa.**

IV.

Solely with respect to the coverage afforded by this endorsement, all loss or series of losses
involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is
implicated, whether or not that individual is specifically identified, shall be deemed to be one loss and
shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond
irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from
year to year or from period to period.   A
series of losses involving unidentified individuals but arising from the same method of operation
shall be deemed to involve the same individual and in that event shall be treated as a one loss and shall be
limited to the applicable Limit of Liability as described above.

V.

Solely with   respect   to   the   coverage afforded   by   this   endorsement,   Section   2.
EXCLUSIONS (y) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS OF THE BOND
        REMAIN UNCHANGED.



_____
                        AUTHORIZED REPRESENTATIVE

MNSCPT   *END 3*

This endorsement, effective   **12:01 am**   *January 17, 2016*   forms a part of policy number   **06-485-64-54**
issued to   **FIFTH STREET FINANCE CORP.**

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

UNAUTHORIZED SIGNATURES

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

2.   Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

3.   It shall be a condition precedent to the Insured's right to recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

4.   The Limit of Liability for the coverage provided by this rider shall be **$25,000**.

5.   The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be in excess of **Five Thousand Dollars, ($5,000)** (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

6.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.



AUTHORIZED REPRESENTATIVE

MNSCPT   *END 4*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUDIT EXPENSE

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUDIT EXPENSE

1.   Expenses incurred by the Insured for that part of the costs of audits or examinations
        required by any governmental regulatory authority to be conducted either by such authorities
        or by independent accountants by reason of the discovery of loss sustained by the Insured
        through dishonest or fraudulent act(s) of an Employee.

        The Limit of Liability for the coverage provided by this Rider by reason of such act(s) of any
        Employee or in which such Employee is concerned or implicated or with respect to any one
        audit or examination shall be $25,000, it being understood that such liability shall be in
        addition to the Limit of Liability state in Item 4 of the declarations of the attached bond.

        The underwriter shall only be liable hereunder for the amount by which such expense
        shall be in excess of $5, 000 (herein called the Deductible Amount) but not in excess of the Limit
        of Liability stated above.

        It is understood that expense covered under this Rider exclude those resulting from an audit
        or examination required as result of the Insured being taken over by a liquidator or receiver or
        by state or federal officials.

2.   Coverage under this Rider shall terminate upon termination or cancellation of the bond to
        which this Rider is attached.



AUTHORIZED REPRESENTATIVE

MNSCPT   *END 5*

This endorsement, effective   **12:01 am**   *January 17, 2016*   forms a part of policy number   **06-485-64-54**
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

VOICE INITIATED TRANSFER FRAUD RIDER

It is agreed that:

1.   The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2)   an individual person who is a Customer of the Insured; or

(3)   n Employee of the Insured in another   office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions,

but coverage as is afforded by this Insuring Agreement shall only apply if the voice instruction was not from a person described in (1), (2), or (3) above, provided that:

(i)   such voice instruction was electronically   recorded by the   Insured and required password(s) or code word(s) given; and

(ii)   if the transfer was in excess of $50,000,   the voice instruction was verified by a call-back according to a prearranged procedure.

Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

2.   **Solely for the   purpose of   the coverage   provided by   the VOICE
            INITIATED TRANSFER FRAUD Insuring Agreement, the following
definitions shall apply**:

"Customer" means an entity or individual which has a written agreement with the Insured
authorizing the Insured to rely on voice instructions to make transfers and which has provided
the Insured with the names of persons authorized to initiate such transfers and with which the
Insured has established an instruction verification mechanism.

"Funds" means Money on deposit in an account.

3.   Solely for the purpose of the coverage provided by this Insuring Agreement, Section
2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is amended to
include the following exclusion at the end thereof:

loss alleging, arising out of, based upon or attributable to any actual or alleged contractual
liability of any Insured under any express   contract or agreement;
provided, however, that this exclusion shall not apply to liability which would have attached in
the absence of such express contract or agreement.

4.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms,
limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
                    AUTHORIZED REPRESENTATIVE

MNSCPT   *END 6*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS AMENDED

In consideration of the premium charged, it is hereby understood and agreed that Section 4. of the attached bond is deleted in its entirety and replaced with the following:

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder by the Insured's department of human resources, general counsel or department of risk management, the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured's department of human resources, general counsel or department of risk management.

    (a)   becomes aware of facts, or

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(b)   receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 7*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

TELEFACSIMILE TRANSFER FRAUD RIDER

It is agreed that:

1.   The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)   purports and reasonably appears to have originated from

(a)   a Customer of the Insured,
(b)   another financial institution, or
(c)   another office of the Insured

but, in   fact, was   not   originated by   the   Customer or   entity   whose identification it bears;

(2)   contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3)   contains the name of a person authorized to initiate such transfer,

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

2.   Solely with respect to the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, the following Definitions are added to the bond:

(i)   Customer means an entity or individual which has a written agreement with the Insured authorizing   the   Insured   to rely   on   Telefacsimile   Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   **National Union Fire Insurance Company of Pittsburgh, Pa.**

    (ii)   Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

3.   The TELEFACSIMILE TRANSFER FRAUD Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract, unless the liability arises from a loss otherwise covered by the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

4.   Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, proof of loss for a claim must include a copy of the document reproduced by the Telefacsimile Device.

5.   Solely for the purpose of the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement, exclusion (y) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety.

6.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

101821 (06/09)   *END 8*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

INSURING AGREEMENT L

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.   Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions.   The Unintentional isolated failure   of such entity   to maintain and   follow a particular APS Designated Procedure   in a particular instance   shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

    1.   <u>Definitions</u>. The following terms used in this Insuring Agreement shall have the following meanings:

        a.   "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

        b.   "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

        c.   "APS Election" means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

        d.   "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

This endorsement, effective   ***12:01 am***   ***January 17, 2016***   forms a part of
policy number   ***06-485-64-54***
issued to   ***FIFTH STREET FINANCE CORP.***

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

e.   "APS Designated Procedures"   means all of   the following procedures:

(1)   <u>Election in Application</u>: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)   <u>Logging</u>: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

     (a)   Information contained in the records shall be capable of being retrieved through the following methods:

         audio tape and or transactions stored on computer disks

     (b)   Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)   <u>Identity Test</u>: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

     (a)   Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

This endorsement, effective   ***12:01 am***   ***January 17, 2016***   forms a part of
policy number   ***06-485-64-54***
issued to   ***FIFTH STREET FINANCE CORP.***

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

(4)   <u>Written Confirmation</u>: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)   <u>Access to APS Equipment</u>: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2.   <u>Exclusions</u>.   It is further understood and agreed that this extension shall not cover:

a.   Any loss covered under Insuring Agreement A. "Fidelity", of this Bond;

b.   Any loss resulting from:

(1)   The redemption of shares, where the proceeds of such redemption are made payable to other than

(i)   the shareholder of record, or

(ii)   a person officially Designated to receive redemption proceeds, or

(iii)   a bank account officially Designated to receive redemption proceeds, or

(2)   The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)   designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

This endorsement, effective   ***12:01 am***   ***January 17, 2016***   forms a part of
policy number   ***06-485-64-54***
issued to   ***FIFTH STREET FINANCE CORP.***

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

        (ii)   officially Designated, or

        (iii)   verified by any other procedures which may be stated below in this Rider, or

    (3)   The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

    (4)   the Intentional failure to adhere to one or more APS Designated Procedures.

2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.



AUTHORIZED REPRESENTATIVE

MNSCPT   *END9*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25 FOLLOW
FORM BOND (EXCESS OVER A FIDELITY BOND) INVESTMENT
COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

    (i) confidential or non-public; or

    (ii) personal or personally identifiable;

    information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

    This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

113011 (10/12)   *END 10*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.   This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

113022 (10/12)   *END 11*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of policy number   *06-485-64-54*
issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ADDITIONAL INSURED RIDER

It is agreed that:

1. Item 1 of the Declarations, "Name of Insured (herein called Insured)," is amended to include the following listed entities as additional Insureds under the attached bond:

   1. Fifth Street Senior Floating Rate Corp.
   2. FSFC Holdings, Inc.
   3. Fifth Street Fund of Funds, LLC
   4. Fifth Street Funding, LLC
   5. Fifth Street Funding II, LLC
   6. Fifth Street Mezzanine Partners IV, L.P.
   7. Fifth Street Mezzanine Partners V, L.P.
   8. FSMP IV GP, LLC
   9. FSMP V GP, LLC
   10. FS Partners Fund LLC
   11. FS Senior Funding LLC
   12. FS Eagle Holdings Corp
   13. FSC Midwest, Inc.
   14. Fifth Street Capital West, Inc.
   15. FS Transportation LLC
   16. Fifth Street Holdings, Inc.
   17. Fifth Street Mezzanine Partners II, G.P.
   18. Fifth Street Mezzanine Partners II, L.P.
   19. Fifth Street Opportunities Fund, L.P.
   20. FSCO GP, LLC
   21. FSCOM, LLC
   22. Fifth Street EIV, LLC
   23. Fifth Street EIV II, LLC
   24. Fifth Street Senior Loan Fund I Operating Entity, LLC
   25. Fifth Street Senior Loan Fund I, LLC
   26. Fifth Street Senior Loan Fund II Operating Entity, LLC
   27. Fifth Street Senior Loan Fund II, LLC
   28. Fifth Street Senior Loan Fund LP
   29. FSLF GP, LLC
   30. FSC Co-Invest, LLC
   31. First Star Aviation , LLC
   32. First Star Aviation 1, LLC
   33. First Star Aviation 2, LLC
   34. Senior Loan Fund JV 1, LLC
   35. SLF JV I Funding, LLC
   36. First Star Bermuda Aviation Limited

This endorsement, effective   ***12:01 am***   ***January 17, 2016***   forms a part of
policy number   ***06-485-64-54***
issued to   ***FIFTH STREET FINANCE CORP.***

by   ***National Union Fire Insurance Company of Pittsburgh, Pa.***

    37.   First Star Bermuda 1 Aviation Limited
    38.   First Star Speir Aviation Limited
    39.   First Star Speir Aviation 1 Limited
    40.   FSFR GLICK JV, LLC
    41.   Fifth Street Holdings L.P.
    42.   Fifth Street Management LLC
    43.   FSC CT LLC
    44.   FSC Midwest LLC
    45.   Fifth Street Capital West LLC
    46.   Fifth Street Holdings L.P.
    47.   FSC CT II, Inc.
    48.   FSC LLC
    49.   Fifth Street Capital LLC
    50.   Brothers Gaming, LLC

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of policy number   *06-485-64-54*

issued to   *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

OMNIBUS WORDING AMENDED

It is agreed that:

1.   If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.   If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, the Insured shall notify the Underwriter of such required increase in limits within 30 days of such increase in asset size and the Insured shall be entitled to receive from the Underwriter within 15 days of the Underwriter's receipt of such notice an offer for coverage hereunder for such increase in limits from the date of such increase in assets. Such coverage for increase in asset size shall be conditioned upon the Insured paying the Underwriter the required additional premium for such increase in limits, which additional premium shall be in amount determined in the sole and absolute discretion of the Underwriter.

3.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

_____
AUTHORIZED REPRESENTATIVE

MNSCPT   *END 13*

ENDORSEMENT# 14

This endorsement, effective   **12:01 am   January 17, 2016**   forms a part of
policy number   **06-485-64-54**
issued to   **FIFTH STREET FINANCE CORP.**

by   **National Union Fire Insurance Company of Pittsburgh, Pa.**

STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to   the limitations below, the Insurer   will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2. This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3. "Policyholder" means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

94039 (05/09)   *END 14*

ENDORSEMENT# 15

This endorsement, effective at   *12:01 am*   *January 17, 2016*   forms a part of
Policy No. *06-485-64-54*
Issued to: *FIFTH STREET FINANCE CORP.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.



_____
AUTHORIZED REPRESENTATIVE

END 015

89644 (6/13)   Page 1 of 1

ENDORSEMENT# 16

This endorsement, effective **12:01 am January 17, 2016** forms a part of policy number **06-485-64-54**
issued to **FIFTH STREET FINANCE CORP.**

by **National Union Fire Insurance Company of Pittsburgh, Pa.**

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
		SYSLIB 01/05
41205	04/95	
41206	09/84	
99758	08/08	
77657	09/12	
MNSCP T		
MNSCP T		
MNSCP T		
MNSCP T		
MNSCP T		
101821	06/09	
MNSCP T		
113011	10/12	
113022	10/12	
113015	10/12	
MNSCP T		
94039	05/09	
89644	06/13	
78859	10/01	
101550	05/08	

END 016

INVESTMENT COMPANY BLANKET BOND - DEC-PAGE	SIGNATURES
Investment	AUDIT EXPENSE
Company	VOICE INITIATED TRANSFER FRAUD RIDER
Blanket Bond	LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS
guts NOTICE OF	AMENDED TELEFACSIMILE TRANSFER FRAUD
CLAIM	RIDER INSURING AGREEMENT L
(REPORTING BY	PROTECTED INFORMATION EXCLUSION
E-MAIL)	INDIRECT OR CONSEQUENTIAL LOSS
	EXCLUSION ADDITIONAL INSURED RIDER

CONNECTICUT CANCELLATION-NONRENEWAL ENDORSEMENT	OMNIBUS WORDING AMENDED
COMPUTER	STATE AMENDATORY
SYSTEMS	INCONSISTENT
INSURING	ECONOMIC SANCTIONS ENDORSEMENT
AGREEMENT	FORMS INDEX ENDORSEMENT
(J)	BROKER/PRODUCER OF RECORD
UNAUTHORIZE	AMENDATORY FORMS INDEX (AMENDED)
D	

END 016

<u>**ENDORSEMENT#**</u> *16*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
AUTHORIZED REPRESENTATIVE

END 016

ENDORSEMENT# *17*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

BROKER/PRODUCER OF RECORD AMENDATORY

In consideration of the premium charged, it is hereby understood and agreed that the Broker of Record is amended to read as follows:

Broker/Producer:
MARSH USA INC.

Address:
1166 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

Solely for purposes of this endorsement, "Broker of Record" shall mean the broker or producer of record as set forth in the declarations and/or application to this policy or bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____

AUTHORIZED REPRESENTATIVE

END 017

101550 (5/08)   Page 1 of 1

This endorsement, effective   *12:01 am   January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by   National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index" Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE	
41205	04/95	101550	05/08
41206	09/84	SYSLIB	01/05
99758	08/08		
77657	09/12		
MNSCPT			
MNSCPT			
MNSCPT			
MNSCPT			
MNSCPT			
101821	06/09		
MNSCPT			
113011	10/12		
113022	10/12		
113015	10/12		
MNSCPT			
94039	05/09		
89644	06/13		
78859	10/01		

END 018

INVESTMENT COMPANY
BLANKET BOND - DEC-PAGE

Investme

nt

Company

Blanket

Bond

guts

NOTICE

OF

CLAIM

(REPOR

TING BY

E-MAIL)

CONNECTICUT

CANCELLATION

-NONRENEWAL

ENDORSEMENT

COMPUTER

SYSTEMS

INSURING

AGREEMENT

(J)

UNAUTHORIZE

D

SIGNATURES

AUDIT EXPENSE

VOICE INITIATED TRANSFER
FRAUD RIDER

LOSS-

NOTICE-

PROOF-

LEGAL

PROCEEDI

NGS

AMENDED TELEFACSIMILE TRANSFER FRAUD

RIDER INSURING AGREEMENT L

PROTECTED INFORMATION EXCLUSION

INDIRECT OR CONSEQUENTIAL LOSS

EXCLUSION ADDITIONAL INSURED RIDER

OMNIBUS WORDING AMENDED

STATE AMENDATORY INCONSISTENT

ECONOMIC SANCTIONS ENDORSEMENT

FORMS INDEX ENDORSEMENT

BROKER/PRODUCER OF RECORD

AMENDATORY FORMS INDEX (AMENDED)

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<u>**ENDORSEMENT#**</u> *18*

This endorsement, effective   *12:01 am*   *January 17, 2016*   forms a part of
policy number   *06-485-64-54*
issued to *FIFTH STREET FINANCE CORP.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX (AMENDED)

In consideration of the premium charged, it is hereby understood and agreed that the "Forms Index" Endorsement is amended to include the following:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

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